

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 20, 2016

Via E-mail
Mr. Barry Niziolek
Chief Financial Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

>   **RE: Trinseo S.A.**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed March 11, 2016**
>   **File No. 1-36473**

Dear Mr. Niziolek:

We have reviewed your October 4, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2016 letter.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Other Important Performance Measures, page 76

1.   We have reviewed your response to prior comment one. Please explain to us why your presentation of Adjusted EBITDA excluding inventory revaluation does not represent an individually tailored measurement method substituted for that of GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction